Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

The following table illustrates an implied valuation of Dell Technologies Inc. (the “Company”) based on a range of trading prices for the Company’s Class V Common Stock (“DVMT”). This information is being provided to assist DVMT stockholders in evaluating the Company’s previously announced Class V transaction in which DVMT holders may elect to receive in exchange for each DVMT share either (i) a specified number of shares of the Company’s Class C Common Stock based on a certain exchange ratio or (ii) $120 in cash, without interest, subject to a $14 billion cap. The table below assumes that the maximum amount of cash of $14 billion is elected by DVMT stockholders. To the extent less than $14 billion of cash is elected, the exchange ratio will decrease and the implied value per DVMT share and of the Company will be different from those set forth in the table below. A table illustrating the range of possible exchange ratios, assuming certain DVMT trading prices and cash election amounts as of the election deadline, is set forth in Appendix A. This table is being provided for illustrative purposes only to demonstrate the mathematical relationship between certain inputs using hypothetical assumptions and hypothetical methodologies which the Company believes to be reasonable for this purpose. However, investors should select their own assumptions and methodologies and should not rely on the ones used herein. This table is not intended to be, nor is it, a guarantee or prediction of any possible outcome.

For example, investors should be aware that the table below reflects a sum-of-the-parts analysis, which is one of a number of available valuation methodologies that investors could choose to apply. The use of alternative valuation methods (such as a discounted cash flow analysis or a peer trading analysis) could result in materially different implied valuations compared to the information set forth below. There is no assurance that investors will value the Company based on a sum-of-the parts analysis or that the market price of the Company’s Class C common stock will reflect such a valuation method if the Class V transaction is completed.

			12/6/2018 Close Price		Illustrative Trading Range
Illustrative Implied Valuation			$105.61		$104.55		$108.00		$112.00		$116.00	$120.00	A

(x) DVMT Shares Outstanding (as of October 18, 2018) (M)			199.4		199.4		199.4		199.4		199.4	199.4	B
(=) Implied Total Consideration to Class V Shareholders ($B)			$21.1		$20.8		$21.5		$22.3		$23.1	$23.9	C = A (x) B

(-) Cash Consideration to Class V Shareholders ($B)			$14.0		$14.0		$14.0		$14.0		$14.0	$14.0	D
(=) Implied Equity Consideration to Class V Shareholders ($B)			$7.1		$6.8		$7.5		$8.3		$9.1	$9.9	E = C – D

(/) DVMT Shares Exchanged for Class C Common Stock (M)			82.7		82.7		82.7		82.7		82.7	82.7	F
(=) Implied Value of Equity Consideration Per DVMT Share			$85.31		$82.75		$91.07		$100.71		$110.36	$120.00	G = E / F

(/) Exchange Ratio			1.7918		1.8130		1.7441		1.6641		1.5842	1.5043	H
(=) Implied Value Per Dell Technologies Class C Share (1)			$47.61		$45.64		$52.22		$60.52		$69.66	$79.77	I = G / H

(x) Pro Forma Dell Technologies Shares Outstanding (M) (2)			753.7		755.4		749.7		743.1		736.5	729.9	J
(=) Implied Pro Forma Equity Value of Dell Technologies ($B)			$35.9		$34.5		$39.1		$45.0		$51.3	$58.2	K = I (x) J

Publicly Traded Value of Dell Technologies' Equity Stake in VMware ($B) (3)			$53.7		$53.7		$53.7		$53.7		$53.7	$53.7	L
Publicly Traded Value of Dell Technologies' Equity Stake in Pivotal ($B) (3)			2.4		2.4		2.4		2.4		2.4	2.4	M
Publicly Traded Value of Dell Technologies' Equity Stake in Secureworks ($B) (3)			1.2		1.2		1.2		1.2		1.2	1.2	N
(=) Value of Equity Ownership in Publicly Traded Subsidiaries ($B)			$57.3		$57.3		$57.3		$57.3		$57.3	$57.3	O = L + M + N

(-) VMware Dividend Paid to Dell Technologies (Reduction in Value of Publicly Traded Subsidiaries) ($B)			$8.9		$8.9		$8.9		$8.9		$8.9	$8.9	P
(=) Value of Equity Ownership in Publicly Traded Subsidiaries Pro Forma for Dividend ($B)			$48.4		$48.4		$48.4		$48.4		$48.4	$48.4	Q = O – P
(=) Implied Pro Forma Equity Value of Dell Technologies, excluding Public Subsidiaries ($B)			($12.5)		($13.9)		($9.3)		($3.4)		$2.9	$9.8	R = K – Q

(+) Pro Forma Net Debt, excluding Publicly Traded Subsidiaries (as of August 3, 2018) ($B) (4)			$43.9		$43.9		$43.9		$43.9		$43.9	$43.9	S
(=) Implied Pro Forma Enterprise Value of Dell Technologies, excluding Public Subsidiaries ($B)			$31.4		$30.0		$34.6		$40.5		$46.8	$53.7	T = R + S

Implied Valuation Multiples (excluding public subsidiaries):	Metric ($B)		Implied Multiples
Equity Value / LTM Non-GAAP Net Income (excluding public subsidiaries) (5) (6)	$2.6	(i)	(4.8x	)	(5.4x	)	(3.6x	)	(1.3x	)	1.1x	3.8x	= R /(i)
Equity Value / LTM Levered Free Cash Flow (excluding public subsidiaries) (5) (6)	$3.4	(ii)	(3.7x	)	(4.1x	)	(2.7x	)	(1.0x	)	0.9x	2.9x	= R /(ii)
Enterprise Value / LTM Adj. EBITDA (excluding publicly traded subsidiaries) (6)	$7.1	(iii)	4.4x		4.2x		4.9x		5.7x		6.6x	7.6x	= T /(iii)

(1) For illustrative purposes only and assumes for simplicity that the trading price of DVMT shares reflects the value of Class C shares, taking into account only the relevant exchange ratio. However, the trading price of DVMT shares is more complex and depends on various additional factors that have not been reflected in the analysis above, including but not limited to the demand and depth for tracking stocks such as DVMT, relative economic and voting rights of DVMT stockholders, any discount attributable to uncertainty as to whether the Class V transaction will be consummated and any discount to present value. If these additional factors were taken into account the trading price could be materially different than assumed herein.

The Company makes no representation as to the trading value of the Class C shares as such value will be determined by the market and could be volatile. The opening price of the Class C common stock upon listing on the New York Stock Exchange and its trading price thereafter will depend on various factors, which are set forth in the Company’s proxy statement/prospectus, dated October 19, 2018, relating to the Class V transaction (as amended and supplemented from time to time), which is available on the website of the Securities and Exchange Commission. Many of these factors are not within the Company’s control. The Company cannot assure you that the Class C common stock will trade at or above the implied value per Class C share that is indicated in the table or, even if such trading price is achieved, that it will continue to trade at or above such price.

(2) Pro forma shares outstanding using the treasury stock method.

(3) Based on 330.7 million VMware shares held, 131.3 million Pivotal shares held and 70.0 million Secureworks shares held. Pivotal ownership excludes shares held by VMware. Attributes 100% of the publicly traded value of the Company’s economic ownership in the underlying publicly traded subsidiary of the Company, based on the closing price of the publicly traded class of stock of such subsidiary on the applicable stock exchange on December 6, 2018. Assuming that investors were to use a sum-of-the parts analysis to value the Company, there is no assurance that the market price of the Company’s Class C common stock would reflect such undiscounted values for the Company’s publicly traded subsidiaries, and the market price could be materially lower.

(4) Includes $5 billion of new debt incurred to fund the cash consideration payable in the Class V transaction. Pro forma net debt has not been updated to reflect balance sheet as of November 2, 2018 pending public disclosure of Pivotal financial results.

(5) LTM non-GAAP net income and levered free cash flow are calculated on a pro forma basis, reflecting the estimated incremental interest expense associated with $5 billion of new debt.

(6) LTM financials reflect results for the last twelve months ended August 3, 2018. LTM financials have not been updated to reflect results for the last twelve months ended November 2, 2018 pending public disclosure of Pivotal financial results. Non-GAAP net income, levered free cash flow and Adjusted EBITDA are non-GAAP measures. For a reconciliation to the nearest comparable GAAP measure, please see the Company’s filings with the Securities and Exchange Commission, including the proxy statement/prospectus, dated October 19, 2018, relating to the Class V transaction.

Appendix A

The table below illustrates the range of possible exchange ratios, assuming certain DVMT trading prices and cash election amounts as of the election deadline:

Aggregate Cash Election Amount ($B)	Illustrative Class V Trading Price ($)
	$120.00	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55
	(or more)								(or less)
$0.0	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043
$2.0	1.5043	1.5100	1.5157	1.5214	1.5271	1.5328	1.5386	1.5443	1.5484
$4.0	1.5043	1.5157	1.5271	1.5386	1.5500	1.5614	1.5728	1.5842	1.5925
$6.0	1.5043	1.5214	1.5386	1.5557	1.5728	1.5899	1.6071	1.6242	1.6366
$8.0	1.5043	1.5271	1.5500	1.5728	1.5956	1.6185	1.6413	1.6641	1.6807
$10.0	1.5043	1.5328	1.5614	1.5899	1.6185	1.6470	1.6756	1.7041	1.7248
$12.0	1.5043	1.5386	1.5728	1.6071	1.6413	1.6756	1.7098	1.7441	1.7689
$14.0	1.5043	1.5443	1.5842	1.6242	1.6641	1.7041	1.7441	1.7840	1.8130

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of the Company with and into the Company, with the Company as the surviving entity, pursuant to which each share of Class V common stock of the Company will, at the election of the holder, convert into the right to receive shares of Class C common stock of the Company or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of the Company will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of the Company, in each case, voting as a separate class, and all outstanding shares of common stock of the Company, voting together as a single class, and will be submitted to stockholders for their consideration. The Company has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the SEC on October 19, 2018, and a definitive proxy statement/prospectus was mailed on or about October 23, 2018 to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. The Company also filed a supplement to the definitive proxy statement/prospectus on November 26, 2018, which was mailed on or about November 26, 2018 to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SUPPLEMENT AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Company’s website at http://investors.delltechnologies.com.

Participants in the Solicitation

The Company and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in favor of the proposed merger and the other transactions contemplated by the amended merger agreement, including the exchange of shares of Class V common stock of the Company for shares of Class C common stock of the Company or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus and the supplement that have been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to the Company or its management are intended to identify these forward-looking statements. All statements by the Company regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. The Company’s results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of the Company to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by the Company in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective, the risks discussed in the “Update to Risk Factors” section of the supplement to the definitive proxy statement/prospectus that has been filed with the SEC, as well as the Company’s periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, the Company undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.

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